Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present REOLYSIN® Preclinical Data at the 9th International Conference on Oncolytic Virus Therapeutics

CALGARY, June 15, 2015 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that a series of oral and poster presentations are being made by the Company's research collaborators at the 9th International Conference on Oncolytic Virus Therapeutics being held from June 13th to 16th, 2015 in Boston MA.

"Our preclinical program continues to identify new potential therapeutic combinations as well as advance our understanding of how REOLYSIN® works," said Dr. Brad Thompson, President and CEO of Oncolytics. "This work is an important part of the ongoing development of our proprietary formulation of the human reovirus."

Dr. Richard Vile is making an oral presentation regarding previously disclosed findings around augmenting tumor-specific natural killer (NK) responses and specifically attenuating tumor-specific immunosuppression. These data also suggest that the combination of PD-1 inhibition therapy with reovirus oncolytic/immunotherapy represents a readily translatable method to enhance the therapeutic efficacy.

The first abstract/poster titled "Targeting peripheral and lymph node resistant CLL with combination reovirus therapy," was authored by Melcher, et al. The authors studied chronic lymphocytic leukemia ("CLL") and the problems associated with eradicating minimal residual disease and drug resistance. They concluded that the combination of reovirus and ABT-263 could increase direct and immune-mediated killing of peripheral disease and that reovirus in combination with Fludarabine may be useful in targeting drug-resistant lymph node disease.

The second abstract/poster titled "Oncolysis by reovirus as an immune priming mechanism with VSV-cDNA immunological boosting treats large established tumors," was authored by Melcher, et al. The authors looked at the treatment of established B16 melanoma tumors in a mouse model. They concluded that the local killing of cancer cells by one virus primed the immune system and, by using tumor antigens expressed from a second virus, it was possible to generate potent immunological responses that led to the rejection of well established tumors.

The third abstract/poster titled "Monocyte carriage and delivery of reovirus-antibody complexes for melanoma oncolysis," was authored by Melcher, et al. The authors studied preexisting antiviral immunity and found evidence that there is an alternative mechanism by which systemically administered reovirus may gain access to tumors, even in the presence of neutralizing antibodies.

Copies of the abstracts and posters, when available, will be found on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

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For further information: please contact: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 15-JUN-15